Exhibit 8.1

List of Significant Subsidiaries

Name	Jurisdiction of incorporation	Relationship with the registrant

NQ International Ltd.	Hong Kong	Wholly owned subsidiary

NQ Mobile (Beijing) Co., Ltd.	PRC	Subsidiary wholly owned by NQ International Ltd.

NQ (Beijing) Co., Ltd.	PRC	Subsidiary wholly owned by NQ International Ltd.

Beijing NQ Mobile Co., Ltd.	PRC	Subsidiary wholly owned by NQ International Ltd.

Beijing NQ Technology Co., Ltd	PRC	Variable interest entity

FL Mobile Inc.	Cayman Islands	Majority owned subsidiary

FL Mobile Jiutian Technology, Co., Ltd.*	PRC	Variable interest entity

Beijing Fanyue Information Technology Co., Ltd.	PRC	Subsidiary wholly owned by FL Mobile Jiutian Technology, Co., Ltd.

Beijing Wanpu Century Co., Ltd	PRC	Variable interest entity

*	Also previously translated as Feiliu Jiutian Technology Co., Ltd.,